UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BRP GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

05589G102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05589G102

1.	Names of Reporting Persons. L. Lowry Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 16,225,277 (1)
	6.	Shared Voting Power 10,139,533 (2)
	7.	Sole Dispositive Power 16,225,277 (1)
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,364,810 shares of Class A Common Stock (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 31.2% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) The total number of shares reported by L. Lowry Baldwin is equal to the sum of 15,881,478 shares that are owned by Baldwin Insurance Group Holdings, LLC, an entity controlled by L. Lowry Baldwin, and 343,799 shares that are owned by The Pop Pop Trust.

(2) As more fully described in Item 4 of this Schedule 13G, L. Lowry Baldwin may be deemed to beneficially own, as a result of certain voting covenants on matters submitted to the Issuer’s common stockholders pursuant to the Voting Agreement (as defined below), an aggregate of 10,139,533 shares of Class A common stock that are beneficially owned by the Reporting Persons. Capitalized terms used herein are defined in Items 2(a) or 4 below.

(3) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Baldwin Insurance Group Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 15,881,478
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 15,881,478
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,881,478 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 21.3% (1)
12.	Type of Reporting Person (See Instructions) OO

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Elizabeth H. Krystyn
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,340,876 (2)
	7.	Sole Dispositive Power 2,340,876
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,340,876 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.8% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

(2) The total number of shares reported by Elizabeth H. Krystyn includes:

•	284,560 shares owned by The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019 (as otherwise reported herein);

•	29,042 shares owned by Elizabeth H. Krystyn 2020 Grantor Retained Annuity Trust, Dated September 30, 2020; and

•	239,776 shares owned by Elizabeth H. Krystyn 2019 Irrevocable Trust, Dated September 30, 2019 (Enrique M. Fueyo, Elizabeth H. Krystyn`s spouse, is the trustee of such trust).

CUSIP No. 05589G102

1.	Names of Reporting Persons. The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 284,560
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 284,560
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,560 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Laura R. Sherman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,494,174 (2)(3)
	7.	Sole Dispositive Power 2,494,174
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,494,174 shares of Class A Common Stock (2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.1% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

(2) The total number of shares reported by Laura R. Sherman includes:

•	71,135 shares owned by The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019 (as otherwise reported herein); and

•	15,742 shares owned by The Laura R. Sherman GRAT 2020-1, Dated September 30, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 71,135
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 71,135
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,135 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Trevor L. Baldwin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 170,432
	7.	Sole Dispositive Power 170,432
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 170,432 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (1)
12.	Type of Reporting Person (See Instructions) IN

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Kristopher A. Wiebeck
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,550,228 (2)
	7.	Sole Dispositive Power 1,550,228
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,228 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.6% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

(2) The total number of shares reported by Kristopher A. Wiebeck includes:

•	28,972 shares owned by Kristopher A. Wiebeck 2020 Grantor Retained Annuity Trust, Dated September 20, 2020; and

•	391,341 shares owned by Kristopher A. Wiebeck 2019 Irrevocable Trust, Dated August 28, 2019 (Melissa E. Wiebeck, Kristopher A. Wiebeck`s spouse, is the trustee of such trust).

 CUSIP No. 05589G102

1.	Names of Reporting Persons. John A. Valentine
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,345,980 (2)
	7.	Sole Dispositive Power 1,345,980
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,345,980 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.2% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

(2) The total number of shares reported by John A. Valentine includes:

•	169,849 shares owned by The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019 (as otherwise reported herein);

•	7,034 shares owned by The John A. Valentine 2020 Grantor Retained Annuity Trust, Dated September 30, 2020; and

•	240,000 shares owned by the John A. Valentine 2019 Irrevocable Trust, Dated September 27, 2019 (Sarah S. Valentine, John A. Valentine`s spouse, is the trustee of such trust).

CUSIP No. 05589G102

1.	Names of Reporting Persons. The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 169,849
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 169,849
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 169,849 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (1)
12.	Type of Reporting Person (See Instructions) OO (Trust)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Daniel A. Galbraith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,405,520
	7.	Sole Dispositive Power 1,405,520 (2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,405,520 shares of Class A Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.3% (1)(2)
12.	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

(2) The total number of shares reported by Daniel A. Galbraith includes 71,090 shares owned by Daniel A. Galbraith 2020 Grantor Retained Annuity Trust, Dated September 30, 2020.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Bradford L. Hale
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 171,924
	7.	Sole Dispositive Power 171,924
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 171,924 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (1)
12.	Type of Reporting Person (See Instructions) IN

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Joseph D. Finney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 373,775
	7.	Sole Dispositive Power 373,775
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 373,775 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6% (1)
12.	Type of Reporting Person (See Instructions) IN

(1) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Highland Risk Services LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 286,624 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 286,624
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,624 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (1)(2)
12.	Type of Reporting Person (See Instructions) OO

(1) Highland Risk Services LLC is wholly owned by Brian G. Daly. Therefore, Brian G. Daly, who is not a party to the Voting Agreement, may be deemed to have beneficial ownership over the shares held by Highland Risk Services LLC.

(2) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

CUSIP No. 05589G102

1.	Names of Reporting Persons. Brian G. Daly
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 286,624 (1)
	7.	Sole Dispositive Power 286,624
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 286,624 shares of Class A Common Stock (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5% (1)(2)
12.	Type of Reporting Person (See Instructions) IN

(1) The total amount of 286,624 shares reported by Brian G. Daly are owned by Highland Risk Services LLC, of which Brian G. Daly is the managing member. Therefore, Brian G. Daly, who is not a party to the Voting Agreement, may be deemed to have beneficial ownership over the shares held by Highland Risk Services LLC.

(2) Based on 58,670,686 shares of Class A common stock issued and outstanding as of February 11, 2022.

ITEM 1.	(a)	Name of Issuer: BRP Group, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

4211 W. Boy Scout Blvd.

Suite 800

Tampa, Florida 33607

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by:

1.	L. Lowry Baldwin

2.	Baldwin Insurance Group Holdings, LLC

3.	Elizabeth H. Krystyn

4.	The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019

5.	Laura R. Sherman

6.	The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019

7.	Trevor L. Baldwin

8.	Kristopher A. Wiebeck

9.	John A. Valentine

10.	The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019

11.	Daniel A. Galbraith

12.	Bradford L. Hale

13.	Joseph D. Finney

14.	Highland Risk Services LLC

15.	Brian G. Daly

The foregoing entities and persons are referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The amended and restated joint filing agreement among the Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of the Reporting Persons is 4211 W. Boy Scout Blvd., Suite 800, Tampa, Florida 33607.

(c)	Citizenship or Place of Organization:

See row 4 of the cover sheet of the Reporting Person.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common stock, par value $0.01 per share.

(e)	CUSIP Number:

05589G102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP.

The information required by Item 4 is set forth in rows 5 – 11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

In connection with the closing of the Issuer’s initial public offering (the “IPO”), the Reporting Persons (other than Highland Risk Services LLC and Brian G. Daly, in his individual capacity) and certain other persons (consisting of Christopher J. Stephens, James Roche, Millennial Specialty Holdco, LLC and certain trusts that have since terminated) entered into a voting agreement (the “Voting Agreement”) pursuant to which they agreed to vote all their shares of voting stock, including Class A common stock and Class B common stock, in accordance with the instructions of L. Lowry Baldwin on any matter submitted to the common stockholders of the Issuer for a vote. On February 14, 2020, the Voting Agreement was amended and restated to add Highland Risk Services LLC as a party. As of October 29, 2021, the Voting Agreement was amended and restated to remove Christopher J. Stephens, James Roche and Millennial Specialty Holdco, LLC as parties thereto.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

Not applicable.

EXHIBIT INDEX

Exhibit 24.1	Power of Attorney for L. Lowry Baldwin (filed herewith).

Exhibit 24.2	Power of Attorney for Baldwin Insurance Group Holdings, LLC (filed herewith).

Exhibit 24.3	Power of Attorney for Elizabeth H. Krystyn (filed herewith).

Exhibit 24.4	Power of Attorney for The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II Dated September 30, 2019 (filed herewith).

Exhibit 24.5	Power of Attorney for Laura R. Sherman (filed herewith).

Exhibit 24.6	Power of Attorney for The Laura R. Sherman GRAT 2019-2 Dated September 30, 2019 (filed herewith).

Exhibit 24.7	Power of Attorney for Trevor L. Baldwin (filed herewith).

Exhibit 24.8	Power of Attorney for Kristopher A. Wiebeck (filed herewith).

Exhibit 24.9	Power of Attorney for John A. Valentine (filed herewith).

Exhibit 24.10	Power of Attorney for The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019 (filed herewith).

Exhibit 24.11	Power of Attorney for Daniel A. Galbraith (filed herewith).

Exhibit 24.12	Power of Attorney for Bradford L. Hale (filed herewith).

Exhibit 24.13	Power of Attorney for Joseph D. Finney (filed herewith).

Exhibit 24.14	Power of Attorney for Highland Risk Services LLC (filed herewith).

Exhibit 24.15	Power of Attorney for Brian Daly (filed herewith).

Exhibit 99.1	Amended and Restated Joint Filing Agreement (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

1.	*
L. Lowry Baldwin
2.	*
Baldwin Insurance Group Holdings, LLC
3.	*
Elizabeth H. Krystyn
4.	*
The Elizabeth H. Krystyn 2019 Grantor Retained Annuity Trust II, Dated September 30, 2019
5.	*
Laura R. Sherman
6.	*
The Laura R. Sherman GRAT 2019-2, Dated September 30, 2019
7.	*
Trevor L. Baldwin
8.	*
Kristopher A. Wiebeck
9.	*
John A. Valentine
10.	*
The John A. Valentine 2019 Grantor Retained Annuity Trust, Dated September 30, 2019
11.	*
Daniel A. Galbraith

12.	*
Bradford L. Hale
13.	*
Joseph D. Finney
14.	*
Highland Risk Services LLC
15.	*
Brian G. Daly

*By	/s/ Seth Cohen
Seth Cohen
Attorney-in-Fact